
October 21, 2024

Fernando Fernandez
Chief Financial Officer
UNILEVER PLC
100 Victoria Embankment
London, England

  Re: UNILEVER PLC
    Form 20-F for the Year Ended December 31, 2023
    Filed March 14, 2024
    File No. 001-04546

Dear Fernando Fernandez:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023

Review of the Year, page 6

1. We reference certain statements on pages 6 and 8 that begin with a discussion of underlying sales growth, underlying operating margin and underlying earnings per share without including the most directly comparable GAAP measure more prominently. In future filings, please review your presentations of all non-GAAP measures disclosed throughout your filing, and revise as needed to present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP as required by Item 10(e)(1)(i)(A) of Regulation S-K. You may also reference Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Our Performance, page 56

2.   In future filings, expand your definition of 'non-underlying items' on page 61 to clarify why certain items are identified as 'non-underlying' based on their nature and frequency, and why management believes it provides useful information to investors. In this regard, your disclosure should discuss what it is about the nature and frequency of certain items that results in an item of income or expense to be classified 'non-underlying.'

3.   Revise future filings to also present your GAAP operating cash flow to net profit ratio, GAAP return on invested capital and GAAP return on assets, since the non-GAAP measure of these items are presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and footnote 27 to SEC Release No. 33-8176.

          In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Please contact Julie Sherman at 202-551-3640 or Kristin Lochhead at 202-551-3664 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and
                              Services